UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35567

STREAM Exchange Traded Trust

(Exact name of registrant as specified in its charter)

787 Seventh Avenue, New York, New York 10019, (212) 841-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

STREAM S&P Dynamic Roll Global Commodities Fund Common Units of Beneficial Interest

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, BNP Paribas Quantitative Strategies, LLC, the managing owner of STREAM Exchange Traded Trust (the “Issuer”), has caused this certification/notice to be signed on behalf of the Issuer by the undersigned duly authorized person.

Date:	April 15, 2013	By:	/s/ Bruno d’Illiers
Name: Bruno d’Illiers Title: Director

Date:	April 15, 2013	By:	/s/ M. Andrews Yeo
Name: M. Andrews Yeo Title: Chief Executive Officer